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GLOBAL SOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At December 31	At September 30
	1999	2000
		(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents.....................................................................................	$ 15,433	$ 15,544
Accounts receivable, net........................................................................................	7,126	7,749
Receivables from sales representatives.................................................................	6,172	4,958
Inventory of paper..................................................................................................	583	752
Prepaid expenses and other current assets.............................................................	3,227	3,681
Total Current Assets.......................................................................................	32,541	32,684

Property and equipment, net......................................................................................	9,788	17,554
Intangible assets, net..................................................................................................	745	466
Long term investments ..............................................................................................	-	13,000
Bonds held to maturity, at amortized cost ...............................................................	2,348	2,242
Loan to chief executive officer .................................................................................	-	5,251
Long term loan ...	-	5,984
Other assets.................................................................................................................	1,223	1,181
Total Assets......................................................................................................	$ 46,645	$ 78,362
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable...................................................................................................	$ 3,469	$ 3,015
Deferred income and customer prepayments........................................................	15,139	16,059
Accrued liabilities..................................................................................................	7,069	6,069
Short-term loan ......................................................................................................	-	9,260
Income taxes payable.............................................................................................	314	630
Total Current Liabilities................................................................................	25,991	35,033
Liabilities for incentive and bonus plan.................................................................	3,540	2,379
Amount due to parent company ...........................................................................	11,404	11,404
Minority interest	-	12,139
Total Liabilities................................................................................................	40,935	60,955

Shareholder's equity:
Ordinary shares, US$0.01 par value; 50,000,000 shares authorized;
26,303,949 (1999: 25,051,380) shares issued and outstanding.......................	251	263
Additional paid in capital (Note 1) .. Retained earnings......................	- 5,459	75,011 (49,828)
Less : Unearned compensation (Note 2) .	-	(8,039)
Total shareholders' equity.............................................................................	5,710	17,407
Total liabilities and shareholders' equity.....................................................	$ 46,645	$ 78,362

Note : 1. Reflects the non-cash compensation associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company, employee equity compensation plans and the non-cash listing expenses incurred by The Fairchild Corporation.

2. Reflects the remaining unearned non-cash compensation as at September 30, 2000 associated with the employee equity compensation plans. The Company will recognize non-cash compensation expense over approximately 3 years.

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GLOBAL SOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME


(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)
	Three months ended September 30,		Nine months ended September 30,
	1999	2000	1999	2000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Online marketplace services..................................................	$ 6,255	$ 15,242	$ 17,221	$ 40,371
Transaction software and services...............	72	332	489	572
Complementary media services.......................................	15,443	9,951	47,279	33,712
Other.......................................................................................	771	1,412	1,909	3,367
	22,541	26,937	66,898	78,022
Cost of Revenues....................................................................	7,817	8,799	22,305	26,997
Non-cash compensation expense ...................	-	529	-	529
Gross Profit............................................................................	14,724	17,609	44,593	50,496

Operating Expenses:
Circulation ...........................................................................	3,196	3,356	9,673	9,547
General and administrative .................................................	7,348	9,200	22,658	25,455
Online services development..............................................	638	1,538	1,758	3,561
Non-cash compensation expense (Note 3) .........................	-	54,746	-	65,079
Non-cash listing expenses (Note 4)....................................	-	-	-	1,353
Amortization of intangibles.................................................	92	92	278	278
Total Operating Expenses.....................................................	11,274	68,932	34,367	105,273
Income/(Loss) from Operations...........................................	3,450	(51,323)	10,226	(54,777)
Interest expense....................................................................	(83)	(240)	(252)	(494)
Interest income.....................................................................	77	233	294	654
Foreign exchange gains (losses), net.	96	(85)	170	351
Income/(Loss) before Income Taxes....................................	3,540	(51,415)	10,438	(54,266)
Income Tax Provision............................................................	(282)	(338)	(845)	(852)
Net Income/(Loss) before minority interest .......................	$ 3,258	$ (51,753)	$ 9,593	$ (55,118)
Minority interest ......................................................................	-	$ (169)	-	$ (169)
Net Income/(Loss) .................................................................	$ 3,258	$ (51,922)	$ 9,593	$ (55,287)
Retained earnings brought forward ...................................			$ 9,435	$ 5,459
Retained earnings carried forward .....................................			$ 19,028	$ (49,828)
Basic and diluted net income/(loss) per share....................	$ 0.13	$ (1.97)	$ 0.38	$ (2.14)
Shares used in basic and diluted net income per share calculations (Note 5) ............................................................	25,051,380	26,303,949	25,051,380	25,828,521

Note : 3. Reflects the non-cash compensation expense associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company and the employee equity compensation plans.

4. Reflects the non-cash listing expenses incurred by The Fairchild Corporation.

5. The 1999 numbers were restated for the effects of the Share Exchange that occurred on April 14, 2000, similar to a 2,505 to 1 stock split.

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GLOBAL SOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Note : 6. Supplemental Financial Information:

	Three months ended September 30,		Nine months ended September 30,
	1999	2000	1999	2000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income from Operations excluding non-cash compensation and listing expenses ....................	$ 3,450	$ 3,952	$ 10,226	$ 12,184

Net Income excluding non-cash compensation and listing expenses ..................	$ 3,258	$ 3,353	$ 9,593	$ 11,674

Basic and diluted net income per share excluding non-cash compensation and listing expense	$ 0.13	$ 0.13	$ 0.38	$ 0.45

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GLOBAL SOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Nine months ended September 30
	1999	2000
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income/(Loss) ............................................................	$ 9,593	$ (55,287)
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Depreciation and amortization ................................................	1,573	2,154
(Profit)/Loss on sale of property and equipment ......................	-	2
Accretion of U.S. Treasury strips zero % coupon.....................	(123)	(104)
Bad debt expense........................................................................	831	930
Expenses allocated by parent company.....................................	490	-
Non-cash compensation expense .	-	65,608
Non-cash listing expenses .	-	1,353
Income attributable to minority shareholder	-	169
	12,364	14,825

Changes in assets and liabilities:
Accounts receivables.................................................................	255	(1,553)
Receivables from sales representatives....................	(1,212)	1,214
Inventory of paper..............................................................	263	(169)
Prepaid expenses and other current assets.................................	954	(468)
Loan to chief executive officer .................................................	-	(5,251)
Long term assets.........................................................................	282	42
Accounts payable.......................................................................	(2,288)	(454)
Accrued liabilities and liabilities for incentive and bonus plans.........................................................................................	(1,592)	(2,161)
Deferred income and customer prepayments............................	925	920
Amount due to parent company............................................	(1,680)	-
Income taxes payable.................................................................	196	316
Net cash provided by operating activities...	8,467	7,261

Cash flows from investing activities:
Purchase of bonds......................................................................	(93)	-
Purchase of long term investments............................................	-	(13,000)
Purchase of property and equipment.........................................	(2,599)	(9,727)
Proceeds from sales of property and equipment.......................	-	83
Proceeds from matured bonds....................................................	230	210
Net cash used for investing activities................................	(2,462)	(22,434)

Cash flows from financing activities:
Short-term borrowings ..............................................................	-	13,260
Repayment of short-term borrowings ............................................	-	(4,000)
Dividends paid	(7,438)	-
Advances from (to) shareholders...............................................	(69)	-
Additional capital contributed....................................................	-	24
Capital contributed by minority shareholder in the joint venture ..	-	6,000
Net cash (used for) generated from financing activities.	(7,507)	15,284

Net (decrease)/increase in cash and cash equivalents........................	(1,502)	111
Cash and cash equivalents, beginning of the year.........................	15,713	15,433
Cash and cash equivalents, end of the year...............................	$ 14,211	$ 15,544

Supplemental cash flow disclosures:
Income tax paid..........................................................................	$ 649	$ 536
Interest paid.....................................................................................	252	470

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